UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Ceres, Inc.

(Name of Subject Company (Issuer))

Roman Merger Sub, Inc.

(Offeror)

a wholly owned direct subsidiary of

Land O’Lakes, Inc.

(Direct Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

156773400

(CUSIP Number of Class of Securities)

Peter Janzen

Senior Vice President, Assistant Secretary and General Counsel

Land O’Lakes, Inc.

4001 Lexington Ave. N.

Arden Hills, MN 55126

(651) 375-2012

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Jonathan A. Van Horn

Dorsey & Whitney LLP

50 S. Sixth Street, Suite 1500

Minneapolis, MN 55402

(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$18,316,722.91	$1,844.49

*	Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding the sum of (i) 26,889,858 issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Ceres, Inc. (the “Company”), multiplied by the offer price of $0.40 per Common Share; (ii) 2,916 Common Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $0.40 per Common Share, multiplied by $0.167, which is the offer price of $0.40 per Common Share minus the weighted average exercise price for such options of $0.233 per Common Share; (iii) $7,162,292.74, the approximate aggregate amount of Black-Scholes payments payable to holders of certain warrants to purchase Common Shares; and (iv) 398 issued and outstanding shares of Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”) of the Company, multiplied by $1,000, which is the offer price of $0.40 per Common Share multiplied by 2,500. The foregoing figures have been provided by the issuer to the offeror and are as of June 27, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Land O’Lakes, Inc., a Minnesota cooperative corporation (“Parent”) and Roman Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Ceres, Inc. a Delaware corporation (the “Company”), at a purchase price of $0.40 per Common Share (the “Common Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of June 16, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreements, dated as of June 16, 2016 (as they may be amended from time to time, the “Tender and Support Agreements”) with the following of the Company’s directors and certain officers: Cheryl Morley, Pascal Brandys, Paul Kuc, Richard Flavell, Richard Hamilton, Robert Goldberg, Roger Pennell, Walter Nelson, and Wilfriede van Assche, the form of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)         The name of the subject company and the issuer of the securities to which this Schedule TO relates is Ceres, Inc., a Delaware corporation. The Company’s principal executive offices are located at 1535 Rancho Conejo Boulevard, Thousand Oaks, California 91320. The Company’s telephone number is (805) 376-6500.

(b)         This Schedule TO relates to the Common Shares of the Company. The Company has advised Purchaser and Parent that, as of June 27, 2016 (the most recent practicable date), 26,889,858 Common Shares were issued and outstanding.

(c)         The information set forth in Section 6 (entitled “Price Range of Common Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) – (c)        This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Parent and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b)         The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 8 – “Certain Information Concerning Parent and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1)-(7)         The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Schedule I

Item 7.	Source and Amount of Funds or Other Consideration.

(a)         The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 – “Source and Amount of Funds”

(b) and (d)         Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)         The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Parent and Purchaser”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

(b)         The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Parent and Purchaser”

•	Schedule I

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)         The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Common Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 18 – “Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1)         The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Parent and Purchaser”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

(a)(2)         The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(3)         The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(4)         The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offer”

(a)(5)         None.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 1, 2016.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement dated July 1, 2016.*

(a)(5)(i)	Joint Press Release issued by Ceres, Inc. and Land O’Lakes, Inc., dated as of June 17, 2016 (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. on June 17, 2016).

(a)(5)(ii)	Presentation to Ceres, Inc. employees on June 17, 2016 (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. on June 17, 2016).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 16, 2016, among Ceres, Inc., Roman Merger Sub, Inc. and Land O’Lakes, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ceres, Inc. with the SEC on June 17, 2016).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by Ceres, Inc. with the SEC on June 17, 2016).

(d)(3)	Confidentiality Agreement, dated February 24, 2016, between Land O’Lakes, Inc. and Ceres, Inc. (incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by Ceres, Inc. with the SEC on July 1, 2016).

(d)(4)	Exclusivity Agreement, dated as of May 17, 2016, between Land O’Lakes, Inc. and Ceres, Inc. (incorporated by reference to Exhibit (e)(8) to the Schedule 14D-9 filed by Ceres, Inc. with the SEC on July 1, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2016

Roman Merger Sub, Inc.

By:	/s/ Charles Von Feldt
	Name:	Charles Von Feldt
	Title:	Secretary

Land O’Lakes, Inc.

By:	/s/ Peter Janzen
	Name:	Peter Janzen
	Title:	Senior Vice President, General Counsel and Chief Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 1, 2016.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement dated July 1, 2016.*

(a)(5)(i)	Joint Press Release issued by Ceres, Inc. and Land O’Lakes, Inc., dated as of June 17, 2016 (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. on June 17, 2016).

(a)(5)(ii)	Presentation to Ceres, Inc. employees on June 17, 2016 (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. on June 17, 2016).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 16, 2016, among Ceres, Inc., Roman Merger Sub, Inc. and Land O’Lakes, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ceres, Inc. with the SEC on June 17, 2016).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by Ceres, Inc. with the SEC on June 17, 2016).

(d)(3)	Confidentiality Agreement, dated February 24, 2016, between Land O’Lakes, Inc. and Ceres, Inc. (incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by Ceres, Inc. with the SEC on July 1, 2016).

(d)(4)	Exclusivity Agreement, dated as of May 17, 2016, between Land O’Lakes, Inc. and Ceres, Inc. (incorporated by reference to Exhibit (e)(8) to the Schedule 14D-9 filed by Ceres, Inc. with the SEC on July 1, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith